Ebix, Inc.
5 Concourse Parkway, Suite 3200
Atlanta, Georgia 30328
December 20, 2010

Securities and Exchange Commission 100 F. Street N.E. Washington, DC 20549	BY FACSIMILE AND EDGAR
Re:	Ebix, Inc. Registration Statement on Form S-4, Amendment No. 2 File No. 333-169948
Attn:	Ms. Maryse Mills-Apenteng Special Counsel Finance Division
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ebix, Inc. (the “Company”), with respect to the above-captioned registration statement (“Registration Statement”), that the effective date for the Registration Statement be accelerated so that it be declared effective at 5:00 p.m. on Wednesday, December 22, 2010, or as soon thereafter as possible.
     The Company confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of securities specified in the above referenced registration statement. In addition, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/Robin Raina
Robin Raina
President and Chief Executive Officer

cc:	Mr. Philip Rothenberg Division of Corporation Finance